DP 3/17

SECU 15025364 OMMISSION

SEC MAIL PROCESSING SECTION RECEIVED MAR 13 2015 WASH, D.C. 201

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Keane Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Seventh Avenue, Suite 905
(No. and Street)

New York	New York	10123
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip Fitzsimmons 212-971-3333 x 9210
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP

OATH OR AFFIRMATION

I, Phillip Fitzsimmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keane Financial, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROSEMARIE A. KLEIN
NOTARY PUBLIC OF NEW JERSEY
ID # 2209573
My Commission Expires 2/5/2018

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR 13 2015
WASH, D.C. 201 SECTION

Keane Financial, LLC
(a wholly-owned subsidiary of Keane UPRR, LLC)

Statement of Financial Condition
December 31, 2014

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT.

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

Keane Financial, LLC
(a wholly-owned subsidiary of Keane UPRR, LLC)

Statement of Financial Condition
December 31, 2014

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT.

Keane Financial, LLC
(a wholly-owned subsidiary of Keane UPRR, LLC)

Contents

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

The Member
Keane Financial LLC
New York, New York

We have audited the accompanying statement of financial condition of Keane Financial LLC, Formerly UPRR Securities LLC, as of December 31, 2014. This financial statement is the responsibility of Keane Financial LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Keane Financial LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Keane Financial LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As of December 23, 2014, UPRR Securities LLC became Keane Financial LLC as a result of the acquisition of the parent company, UPRR LLC, by Keane UPRR LLC as discussed in Note 1 of the accompanying financial statements.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Keane Financial LLC at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

New York, New York

March 11, 2015

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Keane Financial, LLC
(a wholly-owned subsidiary of Keane UPRR, LLC)

Statement of Financial Condition

December 31, 2014	
Assets	
Cash segregated under Federal and other regulations	$9,200,000
Cash and cash equivalents	2,097,853
Other assets	4,393
	$11,302,246
Liabilities and Member's Equity	
Liabilities:	
Outstanding checks due to customers	$7,634,366
Accrued Expenses and other liabilities	2,921,582
Due to Parent	20,921
Total Liabilities	10,576,869
Commitments (Notes 3 and 6)	
Member's Equity	725,377
	$11,302,246

See accompanying notes to statement of financial condition.

Notes to Statement of Financial Condition

1. Business

Keane Financial, LLC ("Company"), formerly known as UPRR Securities, LLC, is engaged in assisting transfer agents or issuers, who are contracted with Keane UPRR, LLC ("Parent"), in locating inactive, untendered or lost security holders and encouraging the security holders to exchange or tender their shares. The Company is registered as a broker/dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of the Parent.

On December 23, 2014 Keane UPRR, LLC acquired all of the assets of Unclaimed Property Recovery & Reporting, LLC, the former parent of the Company, and UPRR Securities, LLC. Keane UPRR, LLC is a wholly-owned subsidiary of Venio, LLC d/b/a Keane. Subsequent to the acquisition, the name of the Company was changed to Keane Financial, LLC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of 90 days or less when purchased as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could significantly differ from those estimates.

3. Regulatory Net Capital Requirements

The Company is subject to the Securities Exchange Commission's ("SEC's") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of December 31, 2014, the Company had regulatory net capital of $721,668 and a regulatory net capital requirement of $250,000. The regulatory net capital ratio was 4.08 to 1 at December 31, 2014.

4. Funds Segregated Under Federal and Other Regulations

Cash of $9,200,000 has been segregated in a special reserve account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

5. Related Party Transactions

Under a written Support Service Agreement ("Agreement"), the Parent provides certain administrative, operating and other services whose costs are allocated to the Company. During the year ended December 31, 2014, the Company reimbursed the Parent $4,358,543. $20,921 is due to the Parent and is included in the statement of financial condition as of December 31, 2014.

6. Lease Commitment

The Company shares the office space as a joint tenant with an affiliate under a sublease agreement with its Parent expiring in 2019. The Company's share of the future minimum annual rental payments approximates:

Year ending December 31,	
2015	174,100
2016	179,300
2017	184,700
2018	190,200
2019	80,200
	$808,500

7. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statement through March 11, 2015, the date the financial statement was available to be issued. Management has determined that there are no material events that would require disclosure in the Company's financial statement.